September 6, 2006

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549

Dear Mr. Spirgel:

     On behalf of Grupo Televisa, S. A. (the "Company"), I am writing to respond to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") made in your letter to me dated August 22, 2006 (the "Comment Letter"), relating to the Company's annual report on Form 20-F for the year ended December 31, 2005 (the "2005 20-F"). Each of the responses below corresponds to the comment number used in the Comment Letter.

     This response is being submitted to you in electronic form pursuant to Rule 101(a)(3) of Regulation S-T. The Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Results of Operations, page 60
------------------------------
Total Segment Results, page 63
------------------------------
Operating Income before Depreciation and Amortization, page 63
--------------------------------------------------------------

Comment 1: We refer to your use of consolidated OIBDA (operating income before depreciation and amortization). Please confirm to us that the presentation of this line item is either required or expressly permitted by the standard-setter that establishes accounting principles generally accepted in Mexico. Please see question 28 of our frequently asked questions regarding the use of Non-GAAP financial measures available on our website at http://www.sec.gov/divisions/corpfin/faqa/nongaapfaq.htm.

Response: The presentation of the line item "Consolidated OIBDA" is neither required nor expressly permitted by Bulletin B-3 "Income Statement," issued by the Mexican Institute of Public Accountants. In addition, it is not expressly prohibited by this bulletin.

Comment 2: If OIBDA is not required or expressly permitted by accounting principles generally accepted in Mexico, we note that OIBDA is the measure of segment profit or loss used by the "Group" to evaluate the performance of its segments and allocation of resources. However, the presentation and discussion of OIBDA on a consolidated basis results in the presentation of a non-GAAP measure, and you are required to comply with Item 10 of Regulation S-K. Please refer to Question 21 of related Frequently Asked Questions document which is available on our website at: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. Please note that
Item 10 of Regulation S-K prohibits adjusting a non-GAAP performance measures to eliminate or smooth items identified as non-recurring, infrequent or unusual, when (1) the nature of the charge or gain is such that it is reasonably likely to recur within two years, or (2) there was a similar charge or gain within the prior two years. In this regard, we would likely object to the presentation of your measure labeled as consolidated OIBDA in your Form 20-F since it excludes recurring charges related to depreciation and amortization. Please refer to Question 8 of our Frequently Asked Questions document and revise your filing as appropriate.

Response: The Company acknowledges the Staff's comment and kindly requests that the Staff allow it to reflect the following changes in its future filings:

a) Tab1e on Page 62 of The Annual Report - We propose eliminating the wording "Segment Operating Income (Loss) Before Depreciation and Amortization" and replacing it with "Segment Profit (Loss)". On this table, we propose e1iminating the line items "Corporate Expenses" and "Consolidated OIBDA". Lastly, we would propose clarifying footnote 4 to this table to clearly indicate the purpose of such disclosure and referencing to the reader that the reconciliation of the Segment Operating Profit (Loss) can be found in Note 23 to the financial statements. An example of our proposed revised table is attached herein. The Company believes that these revisions would allow it to comply with Question 19 of the Staff's Frequently Asked Questions document.

b) Segment Financial Statement Disclosures on Page F-38 - We propose revising our SFAS No. 131 segment disclosures and our SFAS No. 131 paragraph 32 (b) reconciliation disclosures. Specifically, we propose eliminating the consolidated line item "Operating Income (Loss) Before Depreciation and Amortization" and reconciling the total amounts for the reportable segments for Revenues and Segment Profit (Loss) to consolidated amounts as reflected in the attached page.

Publishing Distribution, page 66
--------------------------------

Comment 3: We note that in October 2004 you changed accounting treatment of your Publishing Distribution segment's sales and cost of goods sold and as a result of that change, you now recognize the marginal contribution from the products in the Publishing Distribution segment as net sales. You also state that this change was a result of certain amendments to the terms and conditions affecting the risk of loss provision. We also note that you do not have a U.S. GAAP reconciliation related to publishing distribution revenue. In this regard, tell us in detail why you were able to record publishing revenue on a gross basis before October 2004. Tell us specifically what changed in October 2004 that now requires you to record publishing revenue on a net basis. Refer to your basis in the U.S. GAAP accounting literature including guidelines established in EITF 99-19.

Response: In October 2004, we changed certain key terms of substantially all our contracts with publishers for the distribution of magazines, books and newspapers. Prior to October 2004, our distribution segment would purchase the magazines, books and newspapers from pub1ishers at a discount from the newsstand price and, at its discretion, had the latitude to determine its price upon ultimate sale to its customer, which are predominantly newsstands and other general merchandise stores. Under the terms of the previous arrangements, our distribution segment was responsible for paying the publishers the discounted price regardless of whether the newsstands and general merchandise stores ultimately paid for the merchandise. In addition, our distribution segment bore the inventory risk for products returned by the customer after a predefined period (i.e. normally after 90 days, we did not have the right to return this merchandise to the publisher). In essence, our distribution segment bore the exposure to credit risk due to potential non payment from the customer and in other instances, bore the inventory risk for late returns from customers. Following the provisions of EITF 99-19, we therefore believed that reporting these transactions on a gross basis was appropriate.

Pursuant to the terms of the revised arrangements, our distribution segment now receives a commission from the publishers equa1 to a fixed percentage of the newsstand price over the net sales of the products (net of returns). Therefore, our distribution segment does not have credit risk in the event that the customer does not pay for the products. In addition, our distribution segment now has the right to return all merchandise back to the distributor regardless of when it is received from the customer. These changes in the credit and inventory risk arrangements were the basis for revisiting our accounting and we believe are consistent with the provisions of EITF 99-19 to now report the transactions on a net basis.

                                   * * *

     If you need any additional information or have any questions or additional comments concerning the foregoing, please contact me at (5255) 5261-2309 or contact Faustino Montero at PricewaterhouseCoopers at (5255) 5263-6095, Kenneth Rosh of Fried, Frank, Harris, Shriver & Jacobson LLP at
(212) 859-8535 or Joshua Wechsler of Fried, Frank, Harris, Shriver & Jacobson LLP at (212) 859-8689.

                                      Sincerely,

                                      /s/ Salvi Folch Viadero

                                      Salvi Folch Viadero
                                      Chief Financial Officer

cc: Joaquin Balcarcel Santa Cruz
    Jorge Lutteroth
    Faustino Montero
    Jose Miguel Arrieta
    Kenneth Rosh, Esq.
    Joshua Wechsler, Esq.

                Proposed Revised Presentations to be included in Future Filings
                ---------------------------------------------------------------

Revised Table on page 62:
-------------------------


                                                              Year Ended December 31, (1)
                                                 ----------------------------------------------------
                                                       2003              2004              2005
                                                 ----------------  ----------------  ----------------
                                                         Millions of Pesos in purchasing power
                                                                as of December 31, 2005
Segment Profit (Loss)
Television Broadcasting......................    Ps.  7,109.0      Ps.   8,018.8     Ps.    8,852.6
Pay Television Networks......................           167.7              308.5              518.1
Programming Exports..........................           541.3              756.1              668.7
Publishing...................................           376.2              438.9              480.1
Publishing Distribution(2)...................             9.4              (26.2)               6.6
Sky Mexico(3)................................             --             1,383.2            2,516.8
Cable Television.............................           327.6              368.4              489.6
Radio........................................            24.4               32.8               52.2
Other Businesses.............................          (163.7)            (132.1)            (180.4)
                                                 ----------------  ----------------  ----------------
   Total Segment Profit (Loss)(4)............    Ps.  8,391.9      Ps.  11,148.4     Ps.   13,404.3
                                                 ================  ================  ================
------------

(1) Certain segment data set forth in these tables may vary from certain data set forth in our year-end financial statements due to differences in rounding. The segment net sales and total segment net sales data set forth in this annual report reflect sales from intersegment operations in all periods presented. See Note 23 to our year-end financial statements.

(2) Effective October 1, 2004, we changed our accounting treatment of net sales and cost of sales. We recognized sales as the marginal revenue from the products we distribute.

(3) Effective April 1, 2004, we began consolidating Sky Mexico, in accordance with FIN 46, which is applicable under Mexican GAAP Bulletin A-8, "Supplementary Application of International Accounting Standards."

(4) The segment profit (loss) set forth in this annual report do not reflect corporate expenses or depreciation and amortization in any period presented but is presented herein to facilitate the discussion of segment results. See Note 23 to our year-end financial statements for a reconciliation of the segment profit (loss) amounts to the consolidated financial statement operating income (loss).




Revised Segment Disclosure Note 23 to Financial Statements:
----------------------------------------------------------

The table below presents information by segment and a reconciliation to consolidated totals for the years ended December 31, 2003, 2004 and 2005.


                                                Intersegment      Consolidated     Segment Profit
                            Total Revenues        Revenues          Revenues          (Loss)
                           ----------------- ----------------- ----------------- -----------------
2003:
Segment Amounts
Television Broadcasting... Ps.  16,725,131      Ps.   76,209   Ps.  16,648,922   Ps.  7,108,984
Pay Television Networks...         760,525            60,736           699,789          167,736
Programming Exports.......       1,771,921                --         1,771,921          541,339
Publishing................       1,943,225             1,757         1,941,468          376,233
Publishing Distribution...       1,930,693             7,192         1,923,501            9,396
Cable Television..........       1,072,299             5,296         1,067,003          327,636
Radio.....................         270,987            51,173           219,814           24,441
Other Businesses..........       1,479,661           139,693         1,339,968         (163,870)
                           ----------------- ----------------- ----------------- -----------------
Segment totals                  25,954,442           342,056        25,612,386        8,391,895
                           ----------------- ----------------- ----------------- -----------------
Reconciliation to
 Consolidated Amounts:
Eliminations and
 corporate expenses.......        (342,056)         (342,056)               --         (162,291)
Depreciation and
 amortization expense.....              --                --                --       (1,657,882)
                           ----------------- ----------------- ----------------- -----------------
Consolidated totals ...... Ps.  25,612,386      Ps.       --   Ps.  25,612,386   Ps.  6,571,722(1)
                           ================= ================= ================= =================
2004:
Segment Amounts
Television Broadcasting... Ps.  17,671,898      Ps.  423,566   Ps.  17,248,332   Ps.  8,018,817
Pay Television Networks...         827,472           115,878           711,594          308,471
Programming Exports.......       1,981,205                --         1,981,205          756,110
Publishing................       2,163,131             5,145         2,157,986          438,888
Publishing Distribution...       1,626,435             8,392         1,618,043          (26,227)
Sky Mexico................       3,758,154            44,427         3,713,727        1,383,190
Cable Television..........       1,165,514             3,641         1,161,873          368,434
Radio.....................         305,623            50,998           254,625           32,804
Other Businesses..........       1,547,428           103,604         1,443,824         (132,113)
                           ----------------- ----------------- ----------------- -----------------
Segment totals                  31,046,860           755,651        30,291,209       11,148,374
                           ----------------- ----------------- ----------------- -----------------
Reconciliation to
 Consolidated Amounts:
Eliminations and
 corporate expenses.......        (755,651)         (755,651)               --         (161,173)
Depreciation and
 amortization expense.....              --                --                --       (2,144,158)
                           ----------------- ----------------- ----------------- -----------------
Consolidated totals ...... Ps.  30,291,209      Ps.      --    Ps.  30,291,209   Ps.  8,843,043(1)
                           ================= ================= ================= =================
2005:
Segment Amounts
Television Broadcasting... Ps.  18,570,795      Ps.  548,423   Ps.  18,022,372   Ps.  8,852,616
Pay Television Networks...       1,111,176           293,042           818,134          518,074
Programming Exports.......       1,875,916                --         1,875,916          668,682
Publishing................       2,505,499            38,571         2,466,928          480,067
Publishing Distribution...         402,193            10,223           391,970            6,601
Sky Mexico................       5,986,527            31,945         5,954,582        2,516,798
Cable Television..........       1,405,145             2,884         1,402,261          489,560
Radio.....................         344,733            51,245           293,488           52,200
Other Businesses..........       1,324,209            68,819         1,255,390         (180,371)
                           ----------------- ----------------- ----------------- -----------------
Segment totals                  33,526,193         1,045,152        32,481,041       13,404,227
                           ----------------- ----------------- ----------------- -----------------
Reconciliation to
 Consolidated Amounts:
Eliminations and
 corporate expenses.......      (1,045,152)       (1,045,152)               --         (182,471)
Depreciation and
 amortization expense.....              --                --                --       (2,418,969)
                           ----------------- ----------------- ----------------- -----------------
Consolidated totals ...... Ps.  32,481,041      Ps.       --   Ps.  32,481,041   Ps. 10,802,787(1)
                           ================= ================= ================= =================

(1) Consolidated totals represents consolidated operating income.